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                                                                    EXHIBIT 20.1



HOUSTON -- Southern Mineral Corporation (NASDAQ: SMIN) and Amerac Energy Corporation (AMEX: AMC) today announced that they have signed a definitive agreement for the merger of AMC into SMIN. The combined entities will have reserves of approximately 80 Bcfe, with operations in Texas and Oklahoma and properties primarily in Texas, Louisiana, Oklahoma, Canada and Ecuador. Under the terms of the agreement, SMIN will exchange its common shares for all AMC common shares based upon the average closing price of SMIN for a twenty-day period preceding the closing of the merger. Under the terms of the agreement, no less than 2.7 million nor more than 3.3 million shares of SMIN common stock will be exchanged for AMC shares, based upon the average SMIN share price of $8.25 to $6.75, respectively. As of October 31, 1997, AMC had 3,891,981 shares of common stock outstanding. In addition, SMIN will assume AMC's indebtedness. The merger is subject to approval of shareholders of both SMIN and AMC. The merger is expected to be completed in early 1998.

Amerac is engaged in the acquisition, production and development of oil and gas properties primarily in Texas and Oklahoma. Amerac's Common Stock is traded on the American Stock Exchange under the symbol AMC.

Southern Mineral Corporation is an oil and gas acquisition, exploration and production company that owns interests in oil and gas properties located along the Gulf Coast, Canada and Ecuador. The Company is listed on the NASDAQ National Market under the symbol SMIN.